DEFERRED COMPENSATION PLAN

For Directors of

Emerging Markets Growth Fund, Inc. (Amended and restated, effective as of June 25, 2015)

4.3. Modification or Revocation of Election to Defer	8
5. Beneficiary Designation	8
6. Deferred Payment Account	8
6.1. Crediting Amounts	8
6.2. Change of Investment Designation	8
6.3. Exchange Requests	9
6.4 Plan Participant Electing Installment Payout Option under	9
Section 7.4.a	9
6.4.a Alternate Instructions under Section 6.4	10
7. Timing and Manner of Payments	10
7.1. Timing of Payments	10
7.2. Manner of Payment – Lump Sum	10
7.3. Alternative Payment Methods	10

7.4. Death of Plan Participant	11
7.4.a Optional Payment Method upon Death for Post-2004	11
Deferrals
7.5. Disability of Plan Participant	11
7.6. Unforeseeable Emergency	12
7.7. Modification or Revocation for Post-2004 Deferrals	12
7.8. Modification or Revocation for Pre-2005 Deferrals	12

8. Miscellaneous	12
8.1. Purchase of Underlying Shares	12
8.2. Unsecured Promise to Pay	12
8.3. Withholding Taxes	13
8.4. Statements	13
8.5. Assignment	13
8.6. Governing Law; Severability	13
8.7. Board Transition	13

Signature Page Exhibits A through D

1.	DEFINITIONS

1.1.           Administrator. Individuals designated by CIInc to process forms and receive Plan related communications from Plan Participants and otherwise assist the Committee in the administration of the Plan.

1.2.	The American Funds Group. The mutual funds advised by CRMC.

1.3.           Beneficiary(ies). The person or persons last designated in writing by a Plan Participant in accordance with procedures established by the Committee to receive the amounts payable under the Plan in the event of the Plan Participant’s death. A Plan Participant may designate a Primary Beneficiary(ies) to receive amounts payable under the Plan upon the Plan Participant’s death. A Plan Participant may also name a Contingent Beneficiary(ies) to receive amounts payable under the Plan upon the Participant’s death if there is no surviving Primary Beneficiary(ies).

1.4.	Board. The Board of Directors of Emerging Markets Growth Fund, Inc.
1.5.	CIInc. Capital International, Inc.
1.6.	Committee. The Committee on Directors of the Fund, comprised of Independent Board Members, responsible for oversight and operation of the Plan.

1.7 CRMC. Capital Research and Management Company.

1.8.	Date of Crediting. The Date of Crediting for compensation deferred by a Plan Participant will be as soon as administratively practicable after the date such fees would otherwise have been paid.

1.9.           Deferred Payment Account. An account established in the name of the Plan Participant on the books of the Fund. Such account shall reflect the number of Phantom Shares credited to the Plan Participant under the Plan. A Deferred Payment Account will be divided into two separate Deferred Payment Accounts. One account will contain deferrals made prior to January 1, 2005, including any earnings thereon (“pre-2005 deferrals”). The other account will contain deferrals made on or after January 1, 2005, including any earnings thereon (“post-2004 deferrals”).

1.10.       Disabled or Disability. A Plan Participant is disabled when he or she is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months.

1.11.       Exhibit A (“List of Participating Funds”). List of mutual funds managed by CRMC and CIInc that have adopted the Plan.

1.12.       Exhibit B (“Deferral Election Form”). A form indicating the compensation to be deferred under the Plan and the timing and manner of distribution. This form must be filed with the Administrator prior to the first day of the calendar year to which it first applies. Notwithstanding the foregoing, any person who is first elected or appointed an Independent Board Member of the Fund may file this form before or within 30 days after first becoming an Independent Board Member.

1.13.       Exhibit C (“Beneficiary Designation Form”). A form indicating the beneficiary designations of a Plan Participant.

1.14.       Exhibit D (“Rate of Return Election Form”). A form indicating the percentages of deferrals allocated to the Fund or The American Funds Group.

1.15 Fixed Dollar Installment Method. One of the two alternative methods to a lump-sum available for payments under the Plan other than for reasons of death, Disability or Unforeseeable Emergency. The amount of each installment shall equal the fixed dollar amount previously selected by the Plan Participant on the Deferral Election Form. A Plan Participant’s Deferred Payment Account subject to the Fixed Dollar Installment method shall be adjusted by the amount of each such installment payment by reducing the number of Phantom Shares of the Fund or each such fund of The American Funds Group credited to the Deferred Payment Account using the net asset values per share of the Fund or by the net asset value per Class A share of each such fund of the American Funds Group on or about the last day of the calendar quarter immediately preceding the date of payment. These reductions shall occur proportionately so that, with respect to the Fund or each such fund of the American Funds Group, the ratio of the value of all Phantom Shares of the Fund or each such fund of the American Funds Group to the value of the Deferred Payment Account shall remain the same before and after each installment payment.

1.16.       Fund. Emerging Markets Growth Fund, Inc.

1.17.       Independent Board Member(s). Directors or Board Members who are not considered “interested persons” of the Fund managed by CIInc under the Investment Company Act of 1940.

1.18.       Permissible Payment Event. A Permissible Payment Event is any one of the following:

(i)	The date specified in Exhibit B by the Plan Participant that is objectively determinable at the time compensation is deferred under the Plan and is at least twenty-four months past the date of the first deferral election made by the Plan Participant; or
(ii)	The date on which the Plan Participant is no longer an Independent Board Member of the Fund; or
(iii)	The date the Plan Participant dies; or
(iv)	The date the Administrator receives notification that the Plan Participant is Disabled; or
(v)	The date the Committee determines that the Plan Participant has an Unforeseeable Emergency; or
(vi)	For pre-2005 deferrals only, a distribution event permissible under the terms of the Plan in effect on January 1, 2004.

1.19.       Phantom Shares. Fictional shares of the Fund or each such fund of The American Funds Group that a Plan Participant has selected in Exhibit D that have been credited to his or her Deferred Payment Account(s). Phantom Shares of the Fund and each such fund of The American Funds Group shall have the same economic characteristics as actual shares of common stock and Class A shares, respectively, in terms of mirroring changes in net asset value and reflecting corporate actions (including, without limitation, receipt of dividends and capital gains distributions). However, because Phantom Shares are fictional, they shall not entitle any Plan Participant to vote on matters of any sort, including those affecting the Fund or each such fund of The American Funds Group.

1.20.       Plan or Deferred Compensation Plan. The deferred compensation plan adopted by the Board of the Fund.

1.21.       Plan Participant(s). An Independent Board Member who has elected to defer compensation under the Plan, or is receiving payments under the Plan in respect of prior service as an Independent Board Member.

1.22.       Unforeseeable Emergency. The following events may constitute an Unforeseeable Emergency under the Plan: (i) severe financial hardship of the Plan Participant or his or her Beneficiary(ies) resulting from illness or accident of the Plan Participant or Beneficiary(ies) and such spouses or dependents of the Plan Participant or Beneficiary(ies); (ii) loss of the Plan Participant’s or Beneficiary(ies)’ property due to casualty or (iii) similar extraordinary unforeseeable circumstances beyond the control of the Plan Participant or the Beneficiary(ies). The Committee, in its sole discretion, will determine if the Plan Participant has an Unforeseeable Emergency, after taking into account the extent to which such Unforeseeable Emergency is or may be relieved through reimbursement or compensation by insurance or otherwise or by liquidation of the Plan Participant's assets (to the extent the liquidation of such assets would not itself cause an Unforeseeable Emergency).

1.23.       Variable Dollar Installment Method. One of the two alternative methods to a lump-sum available for payments under the Plan other than for reasons of death, Disability or Unforeseeable Emergency. The amount of each installment shall be determined for a Deferred Payment Account by multiplying the number of Phantom Shares of the fund(s) allocated to the Deferred Payment Account by a fraction, the numerator of which shall be one and the denominator of which shall be the then remaining number of unpaid installments (including the installment then to be paid), and multiplying the resulting number of Phantom Shares by the net asset value per share of the Fund as of the last day of the calendar quarter immediately preceding the date of payment, or for a fund of The American Funds Group, by the net asset value per Class A share of each fund on or about the last business day of the calendar quarter immediately preceding the date of payment.

A Plan Participant’s Deferred Payment Account subject to the Variable Dollar Installment method shall be adjusted by the amount of each such installment payment by reducing the number of Phantom Shares of each fund credited to the Deferred Payment Account. These reductions shall occur proportionately so that, with respect to each such fund, the ratio of the value of all Phantom Shares of the fund to the value of the Deferred Payment Account shall remain the same before and after each installment payment. For this purpose, the net asset value per share of the Fund , or for a fund of The American Funds Group, the net asset value per Class A share of each fund on or about the last business day of the calendar quarter immediately preceding the date of payment, shall be used in calculating pre- and post-payment values.

2.	INTRODUCTION

With effect on June 25, 2015, the Fund has adopted, by an affirmative vote of at least a majority of its Board (including a majority of its Board members who are not interested persons of the Fund) this Plan for Independent Board Members.

3.	PLAN OVERSIGHT; INTERPRETATION AND AMENDMENT

3.1.           Plan Oversight and Operation. The Committee shall enforce the Plan in accordance with its terms, shall be charged with the general administration of the Plan, and shall have all powers necessary to accomplish its purposes. The Committee may utilize the services of the Administrator to conduct routine Plan administration.

3.2.           Plan Interpretation and Administration. The Committee shall have full discretion to construe and interpret the terms and provisions of the Plan, which interpretation or construction shall be final and binding on all parties, including, but not limited to, the Fund and any Plan Participant or Beneficiary. The Committee shall administer such terms and provisions in a uniform and non-discriminatory manner and in full accordance with any and all laws and regulations applicable to the Plan.

3.3 Plan Amendment, Acceleration or Termination. The Committee may at any time at its sole discretion accelerate payment of any unpaid amount for any or all Independent Board Members or recommend to the Board any amendment to or termination of the Plan, provided, however, that no such amendment or termination shall adversely affect the right of Plan Participants to receive amounts previously credited to their Deferred Payment Account.

4.	ELECTION TO DEFER PAYMENTS

4.1 Election to Defer. Pursuant to the Plan, Independent Board Members may elect to have all or any portion of payment of their compensation for service as an Independent Board Member, including board and committee meeting fees, deferred as provided herein. An Independent Board Member who elects to participate in the Plan shall file executed copies of Exhibits B, C and D with the Administrator. An Independent Board Member will not be treated as a Plan Participant and no amount will be deferred under the Plan until Exhibits B, C and D are received by the Administrator and determined by the Administrator to be complete and in good order.

4.2.           Current Independent Board Members. A deferral election made by a Plan Participant who timely files Exhibits B, C and D with the Administrator shall become effective and apply with respect to compensation for service as an Independent Board Member earned during the calendar year following the filing of the deferral election, and each subsequent calendar year, unless modified or revoked in accordance with the terms of this Plan. During the period from such filing and prior to the effectiveness of such election, the most recently filed and effective Exhibit B shall apply to all amounts payable to the Plan Participant under the Plan.

4.2.a.     Newly Elected or Appointed Independent Board Members. Any person who is first elected or appointed an Independent Board Member of the Fund during a calendar year and who timely files Exhibits B, C and D with the Administrator may elect to defer any unpaid portion of compensation for service as an Independent Board Member during such calendar year. Unless revoked or modified in accordance with the terms of this Plan, a deferral election made pursuant to this paragraph will apply for each subsequent calendar year after the calendar year of the deferral election.

4.3.           Modification or Revocation of an Election to Defer. A Plan Participant may modify or revoke an election to defer, as to future compensation, effective on the first day of the next calendar year, which modification or revocation shall remain in effect for each subsequent calendar year (until modified or revoked in accordance with the Plan), by filing a new Exhibit B with the Administrator prior to the beginning of such next calendar year.

5.	BENEFICIARY DESIGNATION

Each Independent Board Member shall designate in Exhibit C the Primary and, if applicable, Contingent Beneficiary(ies) he or she desires to receive amounts payable under the Plan in the event of the Plan Participant’s death. A Plan Participant may from time to time change his or her designated Primary or Contingent Beneficiary(ies) without the consent of such Beneficiary(ies) by filing a new Exhibit C with the Administrator.

At the time of death of a Plan Participant, if there is no living designated Primary Beneficiary(ies), the designated Contingent Beneficiary(ies), if any, shall be the Beneficiary. If there are no living Primary or Contingent Beneficiary(ies), the Plan Participant’s surviving spouse shall be the Beneficiary. If there is no surviving spouse, the Plan Participant’s estate shall be the Beneficiary.

6.	DEFERRED PAYMENT ACCOUNT

6.1.           Crediting Amounts. A Plan Participant may select the Fund or one or more fund(s) in The American Funds Group in which his or her deferred compensation is invested for purposes of crediting earnings, by filing Exhibit D with the Administrator. Any compensation deferred by a Plan Participant shall be credited to his or her Deferred Payment Account on the books of the Fund in the form of Phantom Shares of the fund(s) that the Plan Participant has selected.

The number of Phantom Shares credited to a Plan Participant’s Deferred Payment Account shall be the number of whole and fractional Phantom Shares determined by dividing the amount of the deferred compensation invested in the particular fund(s) by the net asset value of the Fund or the net asset value of Class A shares of each such fund of The American Funds Group as of the Date of Crediting.

6.2.           Change of Investment Designation. A Plan Participant may change the designation of the fund(s) in which his or her future deferred compensation is invested by filing a revised Exhibit D with, or by telephoning, the Administrator. The Administrator will confirm promptly in writing to the Plan Participant any change of investment designation accomplished by telephone. Any change of investment designation shall be effective only with respect to fees deferred after receipt of such request by the Administrator. If a request is received after the close of the New York Stock Exchange, the change in investment designation will be effective the next business day.

6.3.           Exchange Requests. By contacting the Administrator, a Plan Participant may request to exchange Phantom Shares of one or more funds previously credited to a Deferred Payment Account for Phantom Shares of another fund(s) based on their relative net asset values per share on the date the exchange is effected, which shall be as soon as administratively practicable after receipt of such request by the Administrator. The Administrator will confirm promptly in writing to the Plan Participant any exchange request made by telephone. An exchange request will be effective as soon as administratively practicable after receipt of such request by the Administrator. If a request is received after the close of the New York Stock Exchange, the exchange will be effective on the next business day. No more than 12 exchange requests will be processed each calendar year for all amounts credited under this Plan to any one Plan Participant. For purposes of this limitation, all exchange requests received by the Administrator in one day shall be treated as one exchange request.

6.4             Plan Participant Electing Installment Payout Option under Section 7.4.a. When a Plan Participant elects the limited installment payout option described in Section 7.4.a, all post-2004 deferrals will be exchanged into the appropriate American Funds Target Date Retirement Fund based upon the age of the surviving spouse Beneficiary at the time of the Participant’s death. Such exchange will occur as soon as administratively practicable, but in no event later than thirty (30) days from the date that the Plan Administrator is notified of the Plan Participants death. Once this exchange occurs, no further exchanges will be permitted for post-2004 deferrals.

6.4.a.     Alternative Instructions under Section 6.4. A Plan Participant electing the limited installment payout option described in Section 7.4.a. may instruct the Administrator to exchange all post-2004 deferrals into one or more funds, rather than the appropriate American Funds Target Date Retirement Fund as provided for in Section 6.4. A Plan Participant may change instructions provided under this Section 6.4.a. no more than 12 times each calendar year. To be effective, such instructions must be received by the Administrator prior to the Plan Participant’s death.

7.	TIMING AND MANNER OF PAYMENTS

7.1.           Timing of Payments. Amounts credited to a Deferred Payment Account under the Plan to a Plan Participant shall be paid to the Plan Participant in accordance with the terms of the Plan only upon the occurrence of a Permissible Payment Event.

7.2.           Manner of Payment – Lump Sum. Upon the occurrence of a Permissible Payment Event, the amount of payment to a Participant shall be determined by multiplying the number of Phantom Shares of the Fund or each such fund of The American Funds Group that have been allocated to the Plan Participant’s Deferred Payment Account subject to the Permissible Payment Event, by the net asset value per share of the Fund or by the net asset value per Class A share of each such fund of The American Funds Group as of the date of the Permissible Payment Event.

The payment shall be made to the Plan Participant as soon as administratively practicable, but in no event later than thirty (30) days from the date of the Permissible Payment Event.

7.3.           Alternative Payment Methods. A Plan Participant entitled to payment for reasons other than death, Disability or Unforeseeable Emergency, may elect, instead of a lump-sum payment, to receive annual or quarterly installment payments as specified by the Plan Participant in Exhibit B.

The Plan Participant may elect the Variable Dollar Installment Method or the Fixed Dollar Installment Method for a period not to exceed thirty (30) years. Once installment payments begin under either method, they cannot be stopped, except in case of death, Disability or Unforeseeable Emergency. Under either method, the first payment to a Plan Participant shall be calculated as of the last day of the calendar quarter that contains the Permissible Payment Event. This first payment shall be made to the Plan Participant as soon as administratively practicable thereafter, but in no event later than (30) days after the end of the calendar quarter that contains the Permissible Payment Event. Subsequent payments shall be made as soon as administratively practicable in future calendar quarters or years, consistent with the Plan Participant’s election of either quarterly or annual installments.

In no event shall a payment under the Fixed Dollar Installment Method relating to a Deferred Payment Account exceed the value of the Deferred Payment Account as of the last day of the calendar quarter immediately preceding the date of payment. If any balance credited to a Plan Participant’s Deferred Payment Account remains positive on the date 30 years from the date of the initial payment to the Plan Participant, then such remaining balance shall be paid to the Plan Participant as soon as practicable thereafter in a single lump sum payment.

The right to a series of installment payments under the Plan shall be treated as a right to a series of separate payments.

7.4.           Death of Plan Participant. If the Plan Participant dies at any time before all amounts in his or her Deferred Payment Account have been paid, such remaining amounts shall be paid in a lump-sum to the Plan Participant’s Beneficiary(ies).

7.4.a.     Optional Payment Method upon Death for Post-2004 Deferrals. With respect to post-2004 deferrals under the Plan, a Plan Participant may elect for his or her spouse Beneficiary to receive any remaining installment payments due the Plan Participant at his or her death if all four of the following conditions are met:

(i)	The spouse was married to the Plan Participant at the time of the Plan Participant’s death.
(ii)	The spouse was designated as the sole Beneficiary under the Plan.
(iii)	At the time of the Plan Participant’s death, the timing and manner of distribution election in effect for such Plan Participant was one of the alternative payment methods described in Section 7.3 of the Plan.
(iv)	The Plan Participant had begun receiving installment payments described under Section 7.3 of the Plan at the time of his or her death.

An election under this Section 7.4.a must be made at least 12 months before the first scheduled payment under the Plan Participant’s current timing and manner of payment designation.

All installment payments made to a spouse Beneficiary under this section will be made under the same timing and manner of payment election made by the Plan Participant and in effect at the time of the Plan Participant’s death. No changes to the timing or manner of payment will be permitted.

If the spouse Beneficiary dies while there are still post-2004 account balances in the Plan, all remaining post-2004 account balances will be paid to the estate of the spouse Beneficiary as soon as administratively practicable from the time that the Plan Administrator is notified of the spouse Beneficiary’s death.

7.5.           Disability of Plan Participant. In the event the Plan Participant shall become Disabled before all amounts credited to the Plan Participant’s Deferred Payment Accounts have been paid to him or her, such remaining amounts shall be paid in a lump sum to the Plan Participant.

7.6.           Unforeseeable Emergency. If the Committee determines that the Plan Participant has an Unforeseeable Emergency, the Committee may make a lump sum payment to the Plan Participant from his or her Deferred Payment Account in an amount not to exceed the amount necessary to satisfy the emergency need plus any taxes that may be owed on the payment. In the event the payment is less than the value of the Plan Participant’s Deferred Payment Account, the Deferred Payment Account shall be reduced proportionately so that, with respect to each such fund, the ratio of the value of all Phantom Shares of the fund to the value of the Deferred Payment Account shall remain the same before and after payment.

7.7.           Modification or Revocation for Post-2004 Deferrals. A Plan Participant’s designation as to timing and manner of payments of post-2004 deferrals under the Plan may be modified or revoked by filing a written election with the Administrator. Such designation will not be effective for at least 12 months. To be valid the new designation must (i) be made at least 12 months before the first scheduled payment under the current designation and (ii) delay the first payment by at least 5 years from the date the first payment would otherwise have been made under the current designation. No other modification of the designation as to the timing or manner of payment will be valid.

7.8.           Modification or Revocation for Pre-2005 Deferrals. A Plan Participant’s designation as to timing and manner of payments of pre-2005 deferrals under the Plan may be modified or revoked by filing a written election with the Administrator. However, any subsequent designation that would result in a change in the timing of a payment under the Plan or a change in the manner of payments under the Plan shall not be effective unless such subsequent designation is made not less than 12 months prior to the date of the first scheduled payment under the Plan. With respect to such pre-2005 deferrals, the Committee may, in its sole discretion, accelerate the payment of any pre-2005 deferral.

8.	MISCELLANEOUS

8.1.           Purchase of Underlying Shares. To the extent a Plan Participant’s Deferred Payment Account has been credited with Phantom Shares of a fund other than the Fund, the Fund may, but shall not be obligated to, purchase and maintain Class A shares of such other fund in amounts equal in value to such Phantom Shares.

8.2.           Unsecured Promise to Pay. Amounts credited to a Plan Participant’s Deferred Payment Account under this Plan shall not be evidenced by any note or other security, funded or secured in any way. No assets of the Fund (including, without limitation, shares of other funds) shall be segregated for the account of any Plan Participant (or Beneficiary), and Plan Participants (and Beneficiaries) shall be general unsecured creditors for payments due under the Plan.

8.3.           Withholding Taxes. The Administrator shall deduct, any federal, state or local taxes and other charges required by law to be withheld.

8.4.           Statements. The Administrator shall furnish to each Plan Participant a statement showing the balance credited to his or her Deferred Payment Account at least annually.

8.5.           Assignment. No amount in a Plan Participant’s Deferred Payment Account may be assigned or transferred by the Plan Participant except by will or the law of descent and distribution.

8.6.           Governing Law; Severability. The Plan shall be construed, governed and administered in accordance with the laws and regulations of the United States Treasury Department and the State of California. The Plan is subject to applicable law and regulation and, in the event of changes in such law or regulation, shall be construed and applied in a manner in which the intent of its terms and provisions are best preserved. In the event that one or more provisions of the Plan are held invalid, illegal or unenforceable in any respect on the basis of any particular circumstances or in any jurisdiction, the validity, legality and enforceability of such provision or provisions under other circumstances or in other jurisdictions and of the remaining provisions shall not in any way be affected or impaired.

8.7. Board Transition. Effective as of December 9, 2016, by affirmative vote of a majority of the Board (including a majority of its Board members who are not interested persons of the mutual fund), the Board’s Nominating Committee will be responsible for the oversight and operation of the Deferred Compensation Plan for Independent Board Members. Additionally, effective as of such date, no new participants and no additional contributions to the Plan will be allowed. The terms of the Plan shall continue to govern amounts deferred. The timing and form of payments of amounts deferred under the Plan as well as elections to defer under the terms of the Plan shall not be affected. The terms of this Plan are intended to comply with section 409A of the Code.